Exhibit 1

FOR IMMEDIATE RELEASE	01 February 2013

WPP plc (“WPP”)

Voting rights and Capital

WPP confirms that its capital consists of 1,265,553,061 ordinary shares with voting rights.

WPP holds 447,355 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,265,105,706 shares.

The figure of 1,265,105,706 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	Tel +44 (0)207 408 2204